Unit B9, 431 Roberts Rd, Subiaco WA 6008Tel: + 618 (08) 6313 3975Fax: + 618 (08) 6270 6339Email: invest@missionnewenergy.comWebsite: www.missionnewenergy.com

17 March 2020
ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT THE SHAREHOLDERS GENERAL MEETING

Mission NewEnergy Limited advises that at the Shareholders General Meeting held on the 17th March 2020, all the resolutions put to the members were passed. Please refer to the filing on February 20, 2020.

Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder’s Discretion
Resolution 1: Voluntary winding up of Mission NewEnergy Ltd	29,927,947	2,501,028	66,760	0
Resolution 2: Distribution of assets	29,927,497	2,501,228	66,760	2,501
Resolution 3: Authorised of liquidator to compromise debt	29,927,297	2,501,228	66,960	2,501
Resolution 4: remuneration of liquidator	29,927,281	2,501,228	66,936	2,902
Resolution 5: Destroy records	29,921,133	2,501,976	70,523	2,103

Guy Burnett
Company Secretary